



SECU[illegible] 07001667 [illegible]SSION

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
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| SEC FILE NUMBER |
|---|
| 8- 65196 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BLUEFIN RESEARCH PARTNERS, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 BOSTON PLACE, 38TH FLOOR
(No. and Street)

| BOSTON | MA | 02108 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRIAN KRITZER (617) 737-5700
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & SUSSMAN, PLLC
(Name – *if individual, state last, first, middle name*)

| 12 PARMENTER ROAD | LONDONDERRY | NH | 03053 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2007
THOMSON
FINANCIAL

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, BRIAN KRITZER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BLUEFIN RESEARCH PARTNERS, INC., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT

Title



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# BLUEFIN RESEARCH PARTNERS, INC.

## FINANCIAL STATEMENTS

## DECEMBER 31, 2006

**BRACE & SUSSMAN, PLLC**

*Certified Public Accountants*

12 PARMENTER ROAD LONDONDERRY, NH 03053 TEL. (603) 437-1910

FAX (603) 437-3676

## Independent Auditor's Report

To the Board of Directors of
BlueFin Research Partners, Inc.
Boston, Massachusetts

We have audited the accompanying statement of financial condition of BlueFin Research Partners, Inc., (the Company) as of December 31, 2006 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BlueFin Research Partners, Inc., as of December 31, 2006, and the results of its operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brace & Sussman, PLLC

Brace & Sussman, PLLC
Certified Public Accountants
Londonderry, New Hampshire
February 22, 2007

# BLUEFIN RESEARCH PARTNERS, INC.

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2006

### ASSETS

| | |
|---|---|
| Cash | $ 2,294,162 |
| Receivable from broker-dealers | 2,793,910 |
| Security deposits | 239,063 |
| Deposits with clearing organizations | 251,868 |
| Marketable securities | 97,720 |
| Other Assets | 169,181 |
| Furniture,equipment and software, at cost, less accumulated depreciation of $249,554 | 143,367 |
| Leasehold improvements, less accumulated amortization of $260,097 | 422,349 |
| Total Assets | $ 6,411,620 |

### LIABILITIES AND SHAREHOLDERS' EQUITY

| | |
|---|---|
| LIABILITIES: | |
| Securities sold short not yet purchased | $ 1,237,175 |
| Deferred rent | 361,387 |
| Accounts payable, accrued expenses, and other liabilities | 474,265 |
| Total liabilities | $ 2,072,827 |
| SHAREHOLDERS' EQUITY: | |
| Common stock, $0.01 par value, 1,040,000 shares authorized, 520,078 issued and outstanding | $ 5,201 |
| Additional paid in capital | 1,154,973 |
| Retained earnings | 4,894,928 |
| Treasury stock, 148,022 shares at cost | (1,716,309) |
| Total shareholders' equity | 4,338,793 |
| Total liabilites and shareholders' equity | $ 6,411,620 |

The accompanying notes are an integral part of these financial statements.

**BLUEFIN RESEARCH PARTNERS, INC.**

**STATEMENT OF INCOME**

**FOR THE YEAR ENDED DECEMBER 31, 2006**

| | |
|---|---|
| Revenues: | |
| Commissions | 6,969,450 |
| Gain or loss on firm securities trading accounts | 44,984 |
| Interest and dividends | 133,105 |
| Total revenue | 7,147,539 |
| | |
| Expenses: | |
| Employee compensation and benefits | 4,022,686 |
| Commissions, floor brokerage, and exchange fees | 1,319,079 |
| Communications, occupancy, and equipment rental | 408,877 |
| Other operating expenses | 871,706 |
| Total expenses | 6,622,348 |
| | |
| Taxes on income | 5,774 |
| | |
| Net income | $ 519,417 |

The accompanying notes are an integral part of these financial statements.

**BLUEFIN RESEARCH PARTNERS, INC.**

**STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY**

**FOR THE YEAR ENDED DECEMBER 31, 2006**

| | Common Stock | Additional Paid in Capital | Treasury Stock | Retained Earnings | Total |
|---|---|---|---|---|---|
| Balance at January 1, 2006 | $ 5,201 | $ 1,154,973 | $ (372,172) | $ 4,375,511 | $ 5,163,513 |
| Purchase of treasury stock | - | - | (1,344,137) | | (1,344,137) |
| Net income | | | | 519,417 | 519,417 |
| Balance at December 31, 2006 | $ 5,201 | $ 1,154,973 | $ (1,716,309) | $ 4,894,928 | $ 4,338,793 |

The accompanying notes are an integral part of these financial statements.

**BLUEFIN RESEARCH PARTNERS, INC.**

**STATEMENT OF CASH FLOWS**

**FOR THE YEAR ENDED DECEMBER 31, 2006**

| | |
|---|---|
| Cash flows from operating activities: | |
| Net income | $ 519,417 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation | 64,355 |
| Amortization | 105,487 |
| Deferred rent expense | (90,346) |
| Increase in due from broker-dealers | (1,273,039) |
| Decrease in marketable securities | 163,390 |
| Increase in security deposit | (7,280) |
| Decrease in other assets | 28,311 |
| Increase in securities sold short not yet purchased | 926,780 |
| Increase in accounts payable, accrued expenses, and other liabilities | 89,263 |
| Total adjustments | 6,921 |
| Net cash provided by operating activities | 526,338 |
| Cash flows from investing activities: | |
| Purchase of furniture, equipment and software | (12,048) |
| Cash flows used from investing activities: | (12,048) |
| Cash flows from financing activities | |
| Purchase of treasury stock | (1,344,137) |
| Cash flows used from financing activities | (1,344,137) |
| Net decrease in cash | (829,847) |
| Cash at beginning of the year | 3,124,009 |
| Cash at end of the year | $ 2,294,162 |
| Supplemental cash flow disclosures: | |
| Interest payments | $ - |
| Income tax payments | $ 5,774 |

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

**BLUEFIN RESEARCH PARTNERS, INC.**

**NOTES TO FINANCIAL STATEMENTS**

**DECEMBER 31, 2006**

## NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

### Organization

The Company was organized as a Delaware corporation on October 31, 2001, for the purpose of doing business as a broker-dealer in securities, and provider of financial services.

### Revenue and Expenses

Commission revenue and related expenses are recognized on the accrual basis using the settlement date.

### Property and Equipment

Property and equipment are recorded at cost. The cost of maintenance and repairs are charged to expense as incurred. Major improvements to property and equipment are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Depreciation expense for 2006 was $64,355.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Deferred Rent

The Company received a construction allowance of $591,360 in 2004, which has been recorded as deferred rent and which is being amortized on a straight-line basis over the term of the lease. Amortization expense for 2006 was $105,487.

### Compensated Absences

Employees of the Company are entitled to paid vacation, sick and personal days depending on job classification, length of service, and other factors. It is impractical to estimate the amount of compensation for future absences, and accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

**BLUEFIN RESEARCH PARTNERS, INC.**

**NOTES TO FINANCIAL STATEMENTS (Continued)**

**DECEMBER 31, 2006**

## NOTE 2- INCOME TAXES

The company is an S corporation for federal and state income tax purposes. Accordingly, income and losses flow directly to the shareholders, and taxes are paid at that level. The Company is subject to a state excise tax of which Company paid $5,774 in 2006.

## NOTE 3- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital, as computed under 15c3-1, was $3,535,606 at December 31, 2006, which exceeded required net capital of $100,000 by $3,435,606. The Ratio of aggregate indebtedness to net capital at December 31, 2006, was 13.41%.

## NOTE 4- CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities with counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company has cash deposits in a financial institution in excess of the amount insured by the Federal Deposit Insurance Corporation (FDIC). The excess amount was $1,523,690 at December 31, 2006.

## NOTE 5- COMMITMENTS AND CONTINGENCIES

The Company is committed to an operating lease for office space. Approximate future minimum lease payments of all non-cancelable operating leases for the next three years are as follows:

| | |
|---|---|
| 2007 | 224,053 |
| 2008 | 228,493 |
| 2009 | 232,933 |
| | $ 685,479 |

Rent expense for the office space for the fiscal year 2006 was $260,431.

# BLUEFIN RESEARCH PARTNERS, INC.

## SUPPLEMENTARY SCHEDULES

## DECEMBER 31, 2006

SCHEDULE I

BLUEFIN RESEARCH PARTNERS, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2006

| | |
|---|---|
| AGGREGATE INDEBTEDNESS: | |
| Accounts payable, accrued expenses, and other liabilities | $ 474,265 |
| TOTAL AGGREGATE INDEBTEDNESS | $ 474,265 |
| NET CAPITAL: | |
| Common stock | $ 5,201 |
| Additional paid in capital | 1,154,973 |
| Retained earnings | 4,894,928 |
| Treasury stock | (1,716,309) |
| | 4,338,793 |
| ADJUSTMENTS TO NET CAPITAL: | |
| Security deposit | (239,063) |
| Other assets | (169,181) |
| Leasehold improvements | (422,349) |
| Furniture & equipment | (143,367) |
| Deferred rent | 361,387 |
| Haircuts | (190,614) |
| Net capital, as defined | $ 3,535,606 |
| MINIMUM NET CAPITAL REQUIREMENT | 100,000 |
| NET CAPITAL IN EXCESS OF REQUIREMENT | $ 3,435,606 |
| RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPTIAL | 13.41% |

**BLUEFIN RESEARCH PARTNERS, INC.**

**RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15c3-1**
**(X-17A-5)**
**AT DECEMBER 31, 2006**

**SCHEDULE I (CONTINUED)**

| | FOCUS REPORT - PART IIA QUARTER ENDED 12/31/06 | ADJUSTMENTS | ANNUAL FINANCIAL STATEMENTS AT 12/31/06 |
|---|---|---|---|
| COMPUTATION OF NET CAPITAL | | | |
| Total ownership equity from statement of financial condition | $ 4,331,234 | $ 7,559 | $ 4,338,793 |
| Deductions and/or charges: | | | |
| Total nonallowable assets from statement of financial condition | 644,960 | (32,387) | 612,573 |
| Haircuts on securities | 190,614 | - | 190,614 |
| Total deductions | 835,574 | (32,387) | 803,187 |
| Net capital | $ 3,495,660 | $ 39,946 | $ 3,535,606 |

## SCHEDULE II

## BLUEFIN RESEARCH PARTNERS, INC.

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER RULE 15c3-3 Of THE SECURITIES EXCHANGE ACT Of 1934

## DECEMBER 31, 2006

The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

**BRACE & SUSSMAN, PLLC**

*Certified Public Accountants*

12 PARMENTER ROAD LONDONDERRY, NH 03053 TEL. (603) 437-1910

FAX (603) 437-3676

**Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5**

Board of Directors
BlueFin Research Partners, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of BlueFin Research Partners, Inc., (the Company), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles general accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed that a lack of segregation of function exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of BlueFin Research Partners, Inc. for the year ended December 31, 2006 and this report does not affect our report thereon dated February 22, 2007.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for information and use of the Board of Directors, management, the Securities and Exchange Commission, The National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Sussman, PLLC

Brace & Sussman, PLLC
Certified Public Accountants
Londonderry, New Hampshire
February 22, 2007



END